UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File Number: 000-29634

FUNDTECH LTD.
(Translation of registrant's name into English)

12 HA’HILAZON STREET, 5TH FLOOR, RAMAT-GAN 52522, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________.

On December 22, 2009, Fundtech Ltd. ("Fundtech" or the "Company") held its Annual Meeting of Shareholders for the 2009 fiscal year (the "2009 Annual Meeting").  All six (6) proposals submitted by Fundtech’s Board of Directors to the Company’s shareholders, which were described at greater length in the proxy statement with respect to the 2009 Annual Meeting (which was annexed as Exhibit 99.1 to the Company's Report on Form 6-K furnished to the Securities and Exchange Commission on December 15, 2009) (the "Proxy Statement"), were approved at the 2009 Annual Meeting, including:

Proposal 1: The election of each of Avi Fischer, Gideon Argov, Reuven Ben Menachem, Yaffa Krindel, Stanley Stern, Gil Weiser and Peter Radcliffe to serve for a one year term as a director, to hold office until the Company's Annual Meeting of Shareholders in 2010 and until his or her successor is duly elected and qualified (to serve alongside Robert Cobuzzi and Gerald Dogon, two members of the Company's Board of Directors who were not subject to election at the 2008 Annual Meeting and who will continue to serve as external directors of the Company under the Israeli Companies Law, 5759-1999 (the “Companies Law”) until the expiration of their terms at the Company's 2010 Annual Meeting of Shareholders).

Proposal 2: The payment to the Company's non-employee directors, including the Company’s external directors, of cash compensation both (i) on an annual basis (commencing in the 2009 calendar year and for all future years) and (ii) with respect to their participation in meetings of the Board of Directors of the Company, in accordance with the parameters set forth in the Proxy Statement.

Proposal 3: The grant to each non-employee director of the Company, including the Company’s external directors, of 2,250 restricted ordinary shares of the Company under the Fundtech Ltd. 2005 International Share Option and Restricted Share Plan and the 2005 Israeli Share Option and Restricted Share Plan (the “2005 Stock Plans”), to vest in equal quarterly installments over the course of the calendar year 2009.

Proposal 4: The authorization of the Audit Committee and Compensation Committee of the Company's Board of Directors, along with the Board of Directors itself, to establish the annual compensation (including base salary, benefits, bonuses and incentives, and option awards under the 2005 Stock Plans), of the Company's Chief Executive Officer, Mr. Reuven Ben Menachem (who also serves as a director of the Company), in accordance with certain prescribed parameters set forth in the Proxy Statement.

Proposal 5: The authorization of the Audit Committee of the Company's Board of Directors, along with the Board of Directors itself, to establish the annual compensation of Peter Radcliffe, a director of the Company, for strategic planning, identification of new services opportunities by way of strategic acquisition, and related consulting services performed by him for the Company's Accountis Ltd. subsidiary, subject to an annual maximum of £100,000 for fiscal 2009 and future annual periods.

Proposal 6: The appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, as auditors for Fundtech for fiscal year 2009, and the authorization of the Audit Committee of the Board of Directors of the Company to set the remuneration for such auditors.

The description of each of the above proposals that were approved by the Company’s shareholders, as set forth in the Proxy Statement, is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDTECH LTD.

Date: December 23, 2009	By: /s/ Joseph J. Aulenti
Name: Joseph J. Aulenti
Title: Executive Vice President, General Counsel and Secretary